Exhibit 99.B15
                                                       EXHIBIT 15




DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

PURSUANT TO RULE 6e-3(T)(b)(12)(iii)
OF THE INVESTMENT COMPANY ACT OF 1940

FOR WEALTHQUEST VARIABLE UNIVERSAL LIFE
INSURANCE CONTRACTS

ISSUED BY AMERICAN NATIONAL INSURANCE COMPANY













Table of Contents


INTRODUCTION          1
I. ISSUANCE OF CONTRACTS          1
A. Insurance Underwriting Standards
    and Application Processing          1
B. Rate Structure for Guaranteed Coverage Premium,
    Monthly Deductions and Surrender Charge          2
C. Premium Processing          3
D. Reinstatement          4
E. Misstatement of Age or Sex          5
F. Increase in Specified Amount          5
G. Change in Death Benefit Option          6
H. Riders          7
I. Repayment of Contract Debt          7
II. REDEMPTION OF CONTRACTS AND TRANSFERS          8
A. Guaranteed Coverage Benefit          8
B. Lapse and Grace Period          8
C. Surrenders          9
D. Loans          10
E. Death Benefits and Death Benefit Proceeds          12
F. Decrease in Specified Amount          13
G. Transfers          13
H. Refund Privilege          14
I. Dollar Cost Averaging          14
J. Rebalancing          15
K. Monthly Deduction          16
L. Daily Asset Charge          16
M. Postponement of Payments          17
III. COMMUNICATIONS          17









INTRODUCTION

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii) of the Investment Company Act of 1940, the administrative procedures to be followed by American National Insurance Company ("American National" or "the Company") in connection with its issuance of WealthQuest Variable Universal Life Insurance Contracts, the transfer of assets held thereunder, and the redemption by Contract Owners of their interests in the Contracts. Capitalized terms used but not defined herein have the same meaning as in the prospectus for the Contracts that is included in the current registration statement for the Contracts as filed with the Securities and Exchange Commission ("SEC").


I. ISSUANCE OF CONTRACTS


A. Insurance Underwriting Standards and Application Processing

Individuals wishing to purchase a Contract must complete an application and submit it to American National's home office. American National reserves the right to reject an application. Acceptance of the application and issuance of a Contract are subject to American National's underwriting rules. The underwriting procedures as follows entail an evaluation of risks designed to determine whether the proposed Insured is insurable and if so, the appropriate underwriting risk classification. Such procedures will be in accordance with American National's established underwriting standards and state insurance laws. This process may involve verification procedures including, but not limited to, medical examinations and may require that further information be provided by the proposed Insured or applicant or obtained from third parties, such as the Medical Information Bureau or inspection reports. A Contract will not be issued until this underwriting process is complete. Differences in state laws may require American National to offer a Contract in one or more states which has suicide, incontestability, refund, guaranteed coverage or other provisions which are more favorable to a Contract Owner than provisions in a Contract offered in other states.
At issue, the minimum Specified Amount is $100,000. Age at Issue is determined on the Insured's age last birthday as of the Date of Issue. The Contract is only available on proposed Insured's who have an age last birthday of 85 or less at the time the Contract is purchased.
A minimum (initial) premium is required to effectuate the Contract. It must be at least one-twelfth of the Guaranteed Coverage Premium. In general, if this minimum premium is submitted with the application and each of the following 4 conditions are satisfied fully, the conditional receipt if provided to the Contract Owner in connection with the application, grants that insurance as provided by the terms and conditions of the Contract will become effective on the latest of (a) the date of completion of the application, (b) the date of completion of all medical exams and tests required by American National, or (c) if the applicant requests a Date of Issue which is later than the date of the conditional receipt given at time of application, the Date of Issue requested by the applicant. In no event will the total liability of American National under all conditional receipts with the Company on the life of the proposed Insured exceed $500,000. The 4 conditions that must be satisfied fully are:

The payment received with the application must equal the minimum initial premium for the amount of insurance applied for and for the mode of premium payment selected;
All medical examinations and tests required under American National's initial application requirements must be completed and the reports of those medical examinations and tests must be received at the Company's home office within 45 days after the date of the conditional receipt;
On the effective date (as defined above) all persons proposed for insurance must be insurable at standard premium rates for the plan and amount of insurance requested in the application, and in good health; and There is no material misrepresentation in the application.
If one or more of the above conditions have not been satisfied fully within 45 days of the date of the conditional receipt, American National's liability is limited to a refund of the amount paid.
If the minimum (initial) premium is not submitted with the application, or an application does not have a conditional receipt, or any of the requirements for coverage as provided under the conditional receipt are not satisfied fully, then the Effective Date is generally the Date of Issue of the Contract upon:
Payment of the minimum premium, as shown on the Data Page; and Contract delivery during the Insured's lifetime and good health. Insurance coverage may also begin on any other date mutually agreeable to American National and the Contract Owner as long as such date complies with all applicable state and federal laws and regulations.


B. Rate Structure for Guaranteed Coverage Premium, Monthly Deductions and

Surrender Charge

The Contracts will be offered and sold pursuant to American National's established underwriting standards and in accordance with state insurance laws. State laws prohibit unfair discrimination among Contract Owners but recognize that premiums and insurance charges and deductions are based upon factors such as age, sex, health and occupation.
Rates used to compute Guaranteed Coverage Premium, Monthly Deductions and surrender charges will not necessarily be the same for all Contract Owners. Insurance is based on the principle of pooling and distribution of risks, which assumes each Contract Owner pays premium and insurance charges and deductions commensurate with the Insureds' mortality risk as actuarially determined utilizing factors such as the Specified Amount of the Contract and the Insured's age, sex, health and occupation. Accordingly, while rates used to compute Guaranteed Coverage Premium, Monthly Deductions and surrender charges will not necessarily be the same for all Contracts, there will be uniform rates for all Contracts of the same Specified Amount and Insureds of the same Ages at Issue, Attained Ages, sexes, and underwriting risk classifications.


C. Premium Processing

The Contract is flexible premium since, subject to the limitations given below, there is no fixed schedule of required premium payments.
All premiums are payable at American National's home office. The initial premium is due no later than the Date of Issue. It must be at least one-twelfth of the Guaranteed Coverage Premium. Premium payments received within 15 days after the Date of Issue are allocated to the Subaccount for the AN Money Market Portfolio. Any initial premium payment received with the application will be allocated to the AN Money Market Portfolio as of the Date of Issue, for 15 days. Upon expiration of such period, the Accumulation Value of the Subaccount for AN Money Market Portfolio will be allocated to the Subaccounts and the Fixed Account as selected by the Contract Owner. Premium payments received prior to the Date of Issue are held in the General Account, without interest, until the Date of Issue, at which time they are allocated to the Subaccount for the AN Money Market Portfolio. Premiums received 16 or more days after the Date of Issue are allocated to the Subaccounts and the Fixed Account as selected by the Contract Owner. If there is any Contract Debt at the time of a payment, the payment will be treated as a premium payment, and not repayment of Contract Debt, unless otherwise instructed by the Contract Owner by proper written notice.
A 6% premium charge will be deducted from any premium payment before allocating it among the Subaccounts and the Fixed Account. The Contract Owner specifies the premium allocation desired in the application. The minimum premium that may be allocated to any one Subaccount or the Fixed Account is $20. A minimum premium of $40 is required to allocate to any two Subaccounts. Premiums less than $20 can only be allocated to one Subaccount. The allocation percentages must total 100%. Providing proper notice to American National's home office may change the allocation for future premiums. There is no charge for changing the allocation. The revised allocation instructions will apply to future premiums received on or after the day the notice is received.
The Contract Owner may determine a Planned Periodic Premium schedule. During the period the Guaranteed Coverage Benefit is in effect the Planned Periodic Premium must be no less than the Guaranteed Coverage Premium. Premium payment notices will be periodically sent to the Contract Owner based upon the frequency selected for Planned Periodic Premiums. The Contract Owner can change the frequency and amount of Planned Periodic Premiums by written request. American National reserves the right to limit any increase in the Planned Periodic Premium in order to comply with applicable federal tax law. The Contract Owner is not required to pay premiums in accordance with this schedule. Failure to pay a Planned Periodic Premium will not necessarily cause a Contract to lapse but, unless the Guaranteed Coverage Benefit provision is in effect, the Contract could lapse even if Planned Periodic Premiums have been paid. Payment of the Guaranteed Coverage Premium is required to maintain the Guaranteed Coverage Benefit. (See Section II.A.)
Any premium received in an amount different than the Planned Periodic Premium will be considered an unscheduled premium. A Contract Owner may make unscheduled premium payments at any time in any amount, or skip premium payments, if the Contract is subject to the guideline premium limitations described below.
If the guideline premium death benefit test is selected in the application, in no event may the total of all premium paid exceed the current maximum premium limitation under federal tax law. If at any time a premium is paid which would result in total premiums exceeding such limitation, only the portion making total premiums equal to the limitation will be accepted. Any part of the premium in excess of that amount will be returned to the Contract Owner or applied as otherwise agreed and no further premiums will be accepted until allowed under the limitation. The cash value accumulation death benefit test does not have premium limitations.
American National may require additional evidence of insurability if any premium payment results in an increase in the Contract's net amount at risk on the date the premium is received. American National also reserves the right to establish a minimum acceptable premium amount.


D. Reinstatement

A lapsed Contract may be reinstated any time within 5 years after the date coverage is terminated. A Contract cannot be reinstated if it was surrendered. Reinstatement will be effected provided that the Insured is alive at the time of the reinstatement. An application for reinstatement must be submitted to American National. Reinstatement is subject to the following:
Evidence of insurability of the Insured at the original underwriting classifications;
Reinstatement or repayment of any Contract Debt, with interest due and accrued as allowed by state law;
Payment of the amount of any Monthly Deductions not collected during the grace period;
Payment of premium sufficient to pay the Monthly Deduction for 3 months after the date of reinstatement; and The surrender charge will be restored as of the Date of Issue and for any increase in Specified Amount as of the date of increase.

The original Date of Issue, and the Effective Dates of increases in Specified Amount (if applicable), will be used for purposes of calculating Monthly Deductions and the surrender charge. If any Contract Debt is reinstated, the amount thereof will be held in the General Account. The Effective Date of reinstatement will be the first Monthly Deduction Date on or next following the date of approval by American National of the application for reinstatement.


E. Misstatement of Age or Sex

If the Insured's age or sex has been stated incorrectly, the Death Benefit will be that which could have been purchased by the most recent cost of insurance charge at the correct ages and sexes.


F. Increase in Specified Amount

This section does not apply to increases resulting from the provisions of an automatic increase rider. The Contract Owner can increase the Specified Amount at any time, subject to certain limitations including American National's right to evidence of insurability for the Insured. A written application for an increase in Specified Amount must be submitted. The minimum amount of any increase is $5,000, and an increase cannot be made if the Insured's Attained Age is over 85. An increase during the time the Guaranteed Coverage Benefit is in effect will increase the Guaranteed Coverage Premium requirement. In certain instances American National can require an additional premium payment to effect the requested increase. The amount of such required premium payment, if any, would depend upon the Accumulation Value at the time of increase and the amount of increase requested.
The underwriting risk classifications will be determined separately for the initial Specified Amount and each increase in Specified Amount. As a result, the underwriting risk classification for the initial Specified Amount and each increase may be different. An increase in Specified Amount may increase surrender charges as well as certain charges deducted from the Accumulation Value on each Monthly Deduction Date. An increase in Specified Amount may affect the rates at which charges and deductions are assessed against the Contract. The monthly cost of insurance, the monthly fee per $1,000 of Specified Amount, and surrender charge will be calculated separately for the initial Specified Amount and each increase in Specified Amount. American National's current practice is that the underwriting risk classification of the initial Specified Amount and each previous increase may be changed to the classification of the latest increase if such change is advantageous to the Contract Owner. Such change would affect future (but not previous) Monthly Deductions. A change in the risk classification of the initial Specified Amount or any previous increase in Specified Amount to a less advantageous classification cannot currently be made.
The Contract Owner will have a "free look period" which will apply only to the increase in Specified Amount and not the entire Contract. The rights under this free look are comparable to the rights afforded a purchaser of a new Contract. The Contract Owner may cancel the increase in Specified Amount within 10 days after receiving the Contract as increased. Except as otherwise required by state law or regulation, if so canceled, the amount of refund is premiums paid attributable to such increase in Specified Amount adjusted by investment gains and losses.
Any increase in Specified Amount will take effect on the Monthly Deduction Date that coincides with or next follows the date American National approves an application for such change.


G. Change in Death Benefit Option

The Death Benefit option in effect may be changed at any time by the Contract Owner's written request. The lifetime Guaranteed Coverage Benefit is available on Option A only and cannot be changed. The effective date of such a change will be the Monthly Deduction Date on or next following the date the written request is received by American National. American National will require no evidence of insurability before effectuating a change in Death Benefit option.
A change in Death Benefit option will not result in an immediate change in the amount of Accumulation Value. However, such change may affect subsequent Monthly Deductions and surrender charges.
If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change minus the Accumulation Value on the effective date of the change. The resultant decrease in Specified Amount due to the Death Benefit option change will be allocated to the initial and any previous increase in Specified Amount consistent with the method used when a Contract Owner requests a decrease in Specified Amount. A surrender charge may also be assessed, consistent with that for a decrease in Specified Amount. (See Section II.F.) A change in Death Benefit option will not be allowed if the Specified Amount remaining in force after the change is less than $100,000. A decrease in Specified Amount due to a Death Benefit option change during the time the Guaranteed Coverage Benefit is in effect will not change the Guaranteed Coverage Premium requirement.

If the Death Benefit option is changed from Option B to Option A, the Specified Amount after the change will equal the Death Benefit under Option B on the effective date of the change. Such increase in Specified Amount will be allocated to the most recent increase in Specified Amount insurance segment. If there has been no prior increase, it will be allocated to the initial Specified Amount segment. An increase in Specified Amount due to a Death Benefit option change will generally increase subsequent Monthly Deductions and surrender charge. If such increase in Specified Amount occurs during the time the Guaranteed Coverage Benefit is in effect, the Guaranteed Coverage Premium requirement will increase.


H. Riders

Subject to certain requirements, American National may provide certain additional optional benefits. Riders will provide such optional benefits to the Contract. The cost of any such riders will be deducted as part of the Monthly Deduction. American National reserves the right to change the selection of riders that may be added to a Contract. Riders in force during the time the Guaranteed Coverage Benefit is in effect will increase the Guaranteed Coverage Premium requirement.


I. Repayment of Contract Debt

See Section II.D., "Loans".



II. REDEMPTION OF CONTRACTS AND TRANSFERS


A. Guaranteed Coverage Benefit

American National agrees to keep the contract in force during the period after the Date of Issue as stated on the Data Page and provide a Guaranteed Coverage Benefit during that period so long as certain provisions are met even though, in certain instances, the Contract may not have positive Surrender Value at one or more points during such period. The Contract provisions that must be met include:
On each Monthly Deduction Date within the period, the sum of premiums paid equals or exceeds the sum of 1. and 2.:
 the sum of Guaranteed Coverage Premium for each month from the start of the period, including the current month and any partial surrenders and any increase in Contract Debt since the start of the period.

The Guaranteed Coverage Premium must be paid in advance to keep the Contract in force, even if the Surrender Value is zero or less.

The Guaranteed Coverage Benefit is applicable only for the number of years from issue as stated on the Data Page. An increase in the Specified Amount does not start a new Guaranteed Coverage Benefit period, although an increase in Specified Amount during the period the Guaranteed Coverage Benefit is in effect will increase the Guaranteed Coverage Premium for the remainder of such period. A decrease in Specified Amount during the Guaranteed Coverage Benefit period, including a decrease due to a Death Benefit option change or a partial surrender, will not decrease the Guaranteed Coverage Premium. The Guaranteed Coverage Premium will be increased for the remainder of the Guaranteed Coverage Benefit period if a rider is added or increased during such period. Increases in Specified Amount or rider additions made after the end of the Guaranteed Coverage Benefit period will not have the Guaranteed Coverage Benefit. The Guaranteed Coverage benefit is available for 10 years, 25 years or for the lifetime of the Contract.


B. Lapse and Grace Period

Unless the Guaranteed Coverage Benefit is in effect, lapse will occur when the Surrender Value is insufficient to cover the Monthly Deduction or Contract Debt exceeds Accumulation Value less any surrender charge, and a grace period expires without a sufficient payment. The grace period begins on the date the Surrender Value is insufficient to cover the Monthly Deduction or the date Contract Debt exceeds the Accumulation Value less any surrender charge. American National will notify the Contract Owner and any assignee on record at the Company's home office, at the beginning of the grace period, by mail addressed to the last known address on file with the Company. The notice will specify the premium required to be paid, which will be sufficient to cover the Monthly Deduction if the Surrender Value is insufficient or the excess of Contract Debt over Accumulation Value less any surrender charge. The grace period ends 61 days after the notice is mailed. Failure to pay the required amount within the grace period results in lapse of the Contract. If the Insured dies during the grace period, any overdue Monthly Deductions and Contract Debt will be deducted from the Death Benefit Proceeds.


C. Surrenders

At any time during the lifetime of the Insured and while the Contract is in force, the Contract Owner may partially or fully surrender the Contract by sending written notice to American National and, for a full surrender, submitting the Contract. Except for the provision for postponement of payments as described in Section II.M., full and partial surrenders are generally paid within 7 days after receipt of a written request at American National's home office. In addition, payment of surrenders that would be derived from a premium payment made by check that has not cleared the banking system may also be deferred.
Full Surrender:
On a full surrender, American National will pay the Surrender Value, determined at the end of the Valuation Period during which the surrender request is received. Coverage under the Contract will terminate as of the date of a full surrender.
If the Contract is surrendered, a surrender charge may be assessed. Surrender charges are calculated separately for the initial Specified Amount and for each increase in Specified Amount. The surrender charge for the initial Specified Amount is applicable until the 15th Contract anniversary. For an increase in Specified Amount, the surrender charge is applicable for 15 years after the Effective Date of such increase. Thereafter, there is no surrender charge.
The surrender charge is assessed based on a rate per $1,000 of initial or increase in Specified Amount.
Proceeds payable upon full surrender is generally paid in one sum. However, American National currently allows the Contract Owner to elect to have such proceeds paid under the provision for settlement options set forth in the Contract.


Partial Surrender:
Partial surrenders are irrevocable. The amount of a partial surrender may not exceed the Surrender Value at the end of the Valuation Period during which the request is received less an amount sufficient to cover Monthly Deductions for 3 months. The minimum partial surrender is $100. The Accumulation Value will be reduced by the sum of the amount of the partial surrender, a $25 fee for each partial surrender and, if Death Benefit Option A is in effect, a partial surrender charge. This amount will be deducted from the Accumulation Value, and values in connection therewith determined, at the end of the Valuation Period during which the request is received. The deduction will be allocated to the Subaccounts and the Fixed Account according to Contract Owner instructions, provided the minimum amount remaining in a Subaccount as a result of the allocation is $100. In the event no allocation instructions are provided, the partial surrender will be allocated among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the partial surrender bears to the total. In the event the allocation instructions conflict with the $100 minimum described above, American National reserves the right to allocate the partial surrender among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the partial surrender bears to the total. The partial surrender charge will be assessed consistent with the method for a decrease in Specified Amount. (See Section II.F.)
The Death Benefit will be reduced by the amount by which the Accumulation Value is reduced due to any partial surrender. If Option A is in effect, the Specified Amount will be reduced. Where increases in the Specified Amount occurred previously, a partial surrender will reduce the last increase first, and then each other increase in order of the more recent first, and finally the initial Specified Amount. If Option B is in effect, the Specified Amount will not change. A partial surrender will not be effectuated if the Specified Amount remaining in force after the partial surrender would be less than $100,000. A decrease in Specified Amount due to a partial surrender during the time the Guaranteed Coverage Benefit is in effect will not change the Guaranteed Coverage Premium requirement.


D. Loans

At any time while the Contract is in force, the Contract Owner can borrow from American National using the Contract as security for the loan. The minimum amount that may be borrowed is $100. Except as otherwise required by applicable state law or regulation, the maximum amount that may be borrowed during the first 3 Contract Years is 75% of the Surrender Value at the end of the Valuation Period during which the loan request is received. After the first 3 years, the maximum loan amount is 90% of the Surrender Value at the end of the Valuation Period during which the loan request is received. Preferred loans are available on any gains in the Contract. Determination of whether a loan is preferred occurs each time a loan or loan repayment is made and is redetermined each anniversary thereafter. Subject to the aforementioned maximum loan amount, the amount available as a preferred loan equals the Accumulation Value less Contract Debt and less premiums paid (adjusted by partial surrenders). The loan may be completely or partially repaid at any time while the Insured is living.
Except for the provision for postponement of payments as described in
Section II.M., loans are generally paid within 7 days after receipt of a written request. In addition, payment of loans that would be derived from a premium payment made by check that has not cleared the banking system may also be deferred.
Loans accrue interest on a daily basis at a rate of 4.0% per year, 3.0% for preferred loans. Interest is due and payable on each Contract anniversary. If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate.
Amounts held in the General Account to secure loans will earn interest at an annual rate of 3.0% credited on the Contract anniversary. This interest will be allocated to the Subaccounts and the Fixed Account on each Contract anniversary in the same proportion that premiums are being allocated at that time.
When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Separate Account and the Fixed Account to the General Account as security for the indebtedness. The Accumulation Value transferred out will be deducted from the Subaccounts and the Fixed Account in accordance with Contract Owner instructions. The minimum amount that can remain in a Subaccount or the Fixed Account as a result of a loan is $100. In the event no allocation instructions are provided, the loan will be allocated among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the loan bears to the total. In the event the allocation instructions conflict with the $100 minimum described above, American National reserves the right to allocate the loan among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account prior to the loan bears to the total. In addition, Accumulation Value will be transferred from the Subaccounts and the Fixed Account to the General Account to secure indebtedness if loan interest is not paid when due in any Contract Year. This deduction will be allocated among the Subaccounts and the Fixed Account using the same method described above for the funding of loans. No charge is imposed for these transfers. Contract Debt equals the total of all loans and accrued interest thereon. Contract Debt may be totally or partially repaid at any time while the Insured is still living. Payments received by American National while a loan is outstanding are treated as repayment of Contract Debt (and not premiums) only if the Contract Owner so requests. Each loan repayment amount must be at least $10 or the full amount of Contract Debt, if less. As Contract Debt is repaid, Accumulation Value equal to the loan amount repaid will be transferred from the General Account to the Subaccounts and the Fixed Account. Such transfer will be allocated among the Subaccounts and the Fixed Account at the end of the Valuation Period during which the repayment is received. The allocation will be in the same proportion that premiums are being allocated at the time of repayment.
Whenever Contract Debt exceeds the Accumulation Value less any surrender charge, the Contract's grace period provision will apply. (See Section II.B.)


E. Death Benefits and Death Benefit Proceeds

The Contract provides life insurance coverage as long as it remains in force. The Contract Owner selects one of two Death Benefit options. Until the Insured's age 100, the Death Benefit under either option will never be less than the current Specified Amount. Under Option A, until the Insured's age 100 the Death Benefit is the current Specified Amount or, if greater, the applicable corridor percentage of the Accumulation Value at the end of the Valuation Period that includes the date of death. Under Option B, until the Insured's age 100 the Death Benefit is the current Specified Amount plus the Accumulation Value or, if greater, the applicable corridor percentage of the Accumulation Value at the end of the Valuation Period that includes the date of death. The applicable corridor percentages are listed in the Contract for the guideline premium death benefit test. Under either Death Benefit option, the Death Benefit after the Insured's age 100 equals 110% of the Accumulation Value, unless the lifetime Guaranteed Coverage Benefit is in effect. If the requirements of the Lifetime Guaranteed Coverage Benefit are met until the policy anniversary following the insured's 100th birthday the death benefit thereafter is the greater of the Specified Amount or 110% of the Accumulation Value at the end of the Valuation Period that includes the date of death.
Except for the provision for postponement of payments described in
Section II.M., Death Benefit Proceeds are generally paid within 7 days after American National receives Satisfactory Proof of Death and all other applicable requirements are met. During the Insured's lifetime, the Contract Owner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment provided for in the Contract's settlement options provision. If no election is made, American National will pay the Death Benefit Proceeds in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election of an optional method of payment is in force at the date of death of the Insured, the Beneficiary may select one or more of the optional methods of payment. Any amount left with American National for payment under a settlement option will be transferred to the General Account and will not be affected by the investment performance associated with the Separate Account. Once payments have begun, the payment option may not be changed. American National reserves the right to make other payment options available.
An election or change of method of payment of Death Benefit Proceeds must be in writing. A change in Beneficiary revokes any previous settlement election. Further, if a Contract is assigned, any amount due to the assignee will first be paid in one sum. The balance, if any, will be paid in one sum to the designated Beneficiary unless an optional method of payment is elected.
If the Insured dies during the grace period, any unpaid Monthly Deductions that may apply and Contract Debt will be deducted from the Death Benefit Proceeds. Contestability of the Contract is as provided under Contract provisions. American National's liability may also be affected if Insured commits suicide, as provided for under Contract provisions.
F. Decrease in Specified Amount

Subject to certain limitations, the Contract Owner can decrease the Specified Amount at any time. A written request from the Contract Owner is required for a decrease in Specified Amount. No decrease in Specified Amount can be made if Insured's Attained Age exceeds 99. The Specified Amount remaining in force may not be less than $100,000. A decrease in Specified Amount may affect the rates at which charges and deductions are assessed against the Contract.

If following the decrease in Specified Amount the Contract would not comply with the guideline premium limitation under federal tax law, the decrease may be limited or Accumulation Value returned, at the Contract Owner's election, to the extent necessary to meet this requirement. A decrease will reduce the Specified Amount in the following order:
(a) The Specified Amount provided by the most recent increase;
(b) The next most recent increases successively; and
(c) The initial Specified Amount.

A surrender charge will be deducted from the Accumulation Value for each decrease in Specified Amount. Such deduction will be the sum of surrender charges computed separately for each reduction in Specified Amount as required by (a) - (c) above. The surrender charge for each reduction is a pro rata portion of any surrender charge applicable to a full surrender of the related increase or initial Specified Amount. This portion will be based on the percentage reduction in the related increase or initial Specified Amount. The surrender charges applicable to each increase or the initial Specified Amount remaining in force will be reduced on a pro rata basis.
Any decrease in Specified Amount will take effect on the Monthly Deduction Date that coincides with or next follows the date American National receives the written request from the Contract Owner.


G. Transfers

The Contract Owner may transfer Accumulation Value among the Subaccounts or from the Subaccounts to the Fixed Account as often as desired. Transfers may be ordered in person, by mail, or by telephone. The total amount of each transfer must be at least $250 or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount after a transfer therefrom is $100. Transfers will be effected, and values in connection therewith determined, on the later of the end of the Valuation Period which includes the transfer date designated in the request or the end of the Valuation Period during which the transfer request is received. The first 12 transfers per Contract Year will be permitted free of charge. A $10 transfer charge will be imposed each additional time amounts are transferred during the year. This charge will be deducted from the amount transferred. Transfers resulting from loans, the dollar cost averaging program or the rebalancing program will not be subject to a transfer charge. In addition, such transfers will not be counted for purposes of determining the number of transfers allowed without charge in each year.
Once each Contract Year, and only during the 30 day period beginning on the Contract anniversary, transfers may be made from the Fixed Account to the Subaccounts. This transfer is without charge. The maximum amount that may be transferred from the Fixed Account to the Subaccounts is the greatest of 25% of the amount in the Fixed Account or $1,000. Transfer requests received prior to the Contract anniversary will be effected at the end of the Valuation Period during which the Contract anniversary occurs. Transfer requests received within the 30-day period beginning on the Contract anniversary will be effected as of the end of the Valuation Period in which a proper transfer request is received.
American National will employ reasonable procedures to confirm the transfer instructions communicated by telephone are genuine. The procedures American National will follow for telephone transfers may include some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.


H. Refund Privilege

The Contract Owner may cancel the Contract within 10 days after receiving it. If a Contract is canceled within this time period a refund will be paid. Except as otherwise required by state law or regulation, the amount of the refund will be the amount of the premiums paid adjusted by investment gains during the 15 day period such premiums have been allocated to the AN Money Market Portfolio and by investment gains and losses thereafter. To cancel the Contract, the Contract Owner should mail or deliver the actual Contract form to American National's home office or to the office of one of its agents.
Payment of refunds may be delayed as per the provision for postponement of payments described in Section II.M. In addition, payment of refunds that would be derived from a premium payment made by check that has not cleared the banking system may also be deferred.


I. Dollar Cost Averaging

Under the dollar cost averaging program, the Contract Owner can instruct American National to automatically transfer, on a periodic basis, a predetermined amount or percentage from any one Subaccount or the Fixed Account, to any Subaccount(s) or the Fixed Account. The automatic transfers can occur monthly, quarterly, semi-annually or annually, and the amount transferred each time must be at least $1,000 in total. The minimum transfer to each Subaccount must be at least $100. At the time the program begins, there must be at least $10,000 of Accumulation Value. Transfers under dollar cost averaging will be effected, and values in connection therewith determined, at the end of the Valuation Period that includes the transfer date designated in the instructions.
The Contract Owner can request participation in the dollar cost averaging program when applying for the Contract or after the Date of Issue. Transfers will begin as specified by the Contract Owner. The Contract Owner can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate, if on a transfer date, the Accumulation Value is less than $5,000. If you participate in the fixed account dollar cost averaging program, you may designate an amount to be held in one of the dollar cost averaging fixed account options until it is transferred to the subaccounts or the Fixed Account as selected by you. The two options you must select from are a six-month or a twelve-month dollar cost averaging period. When you make an allocation to one of the dollar cost averaging fixed accounts for this purpose, we will set an interest rate applicable to that amount. We will then credit interest at that rate to that amount until it has been entirely transferred to your chosen subaccounts or the Fixed Account. Consistent with the option selected by you, we will complete the transfers within either six or twelve months of the allocation date, which will be the Date of Issue. At our discretion, we may change the rate that we set for new allocations to the dollar cost averaging fixed accounts. We will never, however, set a rate less than an effective annual rate of 3%. The program is available only for initial premium payment received on or after the Date of Issue. The minimum premium payment to participate in the program is $10,000.
The Contract Owner can increase or decrease the amount of transfers or discontinue the program by sending written notice to American National or by the telephone, if a telephone transfer authorization form is on file. There is no charge for participation in this program. In addition, transfers made pursuant to this program will not be counted in determining the number of transfers allowed without charge each year.


J. Rebalancing

American National will rebalance a Contract by allocating premiums and transferring Accumulation Value among the Subaccounts and the Fixed Account to ensure conformity with current allocation instructions. Rebalancing will be performed on a calendar quarter, semi-annual or annual basis as specified by the Contract Owner. Rebalancing will be effected, and values in connection therewith determined, at the end of the Valuation Period that includes the rebalancing date designated in the request. There is no charge for participation in this program. In addition, transfers of Accumulation Value made pursuant to this program will not be counted in determining the number of transfers allowed without charge each year. At the time the program begins, there must be at least $10,000 of Accumulation Value. The program will be discontinued if, on a rebalancing date, the Accumulation Value is less than $5,000. The Contract Owner can request participation in the rebalancing program when applying for the Contract or after the Date of Issue. The Contract Owner can discontinue the program by giving written notice or calling American National by telephone.






K. Monthly Deduction

The Monthly Deduction is the sum of the:
cost of insurance charge,
applicable charge for any riders, and
monthly expense fee, and monthly fee.

The Monthly Deduction will be deducted from the Accumulation Value as of the Date of Issue and on each Monthly Deduction Date thereafter. It will be allocated among the Subaccounts and the Fixed Account in the same proportion as the Accumulation Value in each Subaccount and the Fixed Account bears to the total on that date.
The cost of insurance charge equals the cost of insurance rate multiplied by the net amount at risk. The net amount at risk equals the excess, as of the Monthly Deduction Date, of the Death Benefit over the Accumulation Value after deduction of the monthly expense fee, monthly fee and the applicable charge for any riders.
The monthly expense fee is $7.50 and the monthly fee is per $1,000 of Specified Amount load.
The monthly cost of insurance charge and the monthly fee will be calculated separately for the initial and each increase in Specified Amount (i.e. for each segment). The sum of the amount calculated for each segment equals the total for the Contract for the month.


L. Daily Asset Charge

A Daily Asset Charge will be deducted from the Separate Account. Such charge will not exceed .70% annually of the average daily Accumulation Value of the Separate Account, and therefore each Subaccount. The Daily Asset Charge will be deducted from the Accumulation Value of the Subaccounts on each Valuation Date. The deduction on each Valuation Date will be calculated using a rate derived by dividing the .70% annual rate by 365 and multiplying the result by the number of days since the last Valuation Date. No Daily Asset Charge will be deducted from the Fixed Account. We are currently charging 0.35% for the Daily Asset Charge in contract years 16 and later.



M. Postponement of Payments

Payment of any amount upon refund, full surrender, partial surrender, loan, benefits payable at death and transfers, which require valuation of a Subaccount, may be postponed whenever:
the New York Stock Exchange (NYSE) is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC, the SEC by order permits postponement for the protection of Contract Owners, or an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's Accumulation Value.

Full or partial surrender or loans from the Fixed Account may be deferred up to 6 months from the date of written request.


III. COMMUNICATIONS

American National may from time to time update or otherwise revise procedures, requirements and specifications for receiving (and sending) communications regarding the issuance of the Contracts, payment of premiums, surrenders, transfers, changes in Specified Amount or Death Benefit option, loans, or other matters. Current requirements for "written" notice or other "written" communications may, at American National's sole option, be changed to permit some or all such communications to be made by facsimile, e-mail or other Internet type transmissions, voice mail, recorded telephone conversations, or other means. Current requirements that communications must be sent to and/or received at American National's "home office" may be changed, at American National's sole option, to permit or require that some or all communications be sent to and/or received at one or more other locations or facilities designated by American National.